

May 16, 2011

Ruth Porat
Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

> **Re: Morgan Stanley**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2010**
> **Filed November 8, 2010**
> **File No. 001-11758**

Dear Ms. Porat:

We have completed our review of your Form 10-Q for the quarterly period ended September 30, 2010 filed on November 8, 2010. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Robert Telewicz
Senior Staff Accountant